

September 22, 2025

Elias Olmeta
Chief Financial Officer
MeridianLink, Inc.
1 Venture, Suite 235
Irvine, CA 92618

>   **Re: MeridianLink, Inc.**
>   **Form 10-K for the Year Ended December 31, 2024**
>   **File No. 001-40680**

Dear Elias Olmeta:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Technology

cc: Kayla Dailey